EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated March 14, 2016 relating to the consolidated financial statements of Fortuna Silver Mines Inc. appearing in this Annual Report on Form 40-F of Fortuna Silver Mines Inc. for the year ended December 31, 2015.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 29, 2016